SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Speedway Motorsports, Inc.

(Name of Subject Company)

Speedway Motorsports, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

847788106

(CUSIP Number of Class of Securities)

J. Cary Tharrington IV

Senior Vice President and General Counsel

5555 Concord Parkway South

Concord, NC 28027

(704) 455-3239

With copies to:

Richard W. Viola

Rakesh Gopalan

McGuireWoods LLP

201 North Tryon St

Suite 3000

Charlotte, NC 28202

(704) 343-2000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by a subsidiary (“Merger Sub”) of Sonic Financial Corporation (“Sonic Financial”) for all of the outstanding shares of common stock, par value $0.01 per share, of Speedway Motorsports, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 23, 2019, by and among Sonic Financial, Merger Sub and the Company. If successful, the Offer will be followed by a merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Sonic Financial.

•	Exhibit A: Communication from CEO to employees, transmitted on July 24, 2019

EXHIBIT A

To:          Employees of Speedway Motorsports

From:      Marcus Smith

Date:       July 24, 2019

Today, Speedway Motorsports, Inc. (the “Company”) announced that it has entered into a definitive merger agreement with Sonic Financial Corporation (“SFC”) pursuant to which a subsidiary of SFC will conduct a tender offer for all of the outstanding shares of the Company’s common stock for $19.75 per share in cash (the “Offer Price”), and then subsequently merge with the Company and acquire any remaining shares at the same Offer Price.

Under the merger agreement, SFC’s subsidiary will promptly begin a tender offer to acquire all of the outstanding shares of the Company’s common stock at the Offer Price in cash. The closing of the tender offer is subject to a majority of the Company’s outstanding shares not held by SFC and certain related parties being tendered as well as other customary conditions.

After completion of the tender offer, SFC will acquire all remaining shares at the Offer Price through a merger under Delaware law. The closing of the transaction is expected to take place in the third quarter of 2019 as long as the terms and conditions in the merger agreement are met or waived by the parties entitled to so waive.

While the execution of the merger agreement is a significant milestone, there remain important processes ahead to work through the tender offer and the merger. As such, the Company will continue to operate in the normal course while this process unfolds. Any public comments regarding this transaction may be made only by designated Company spokespersons.

We appreciate all your hard work and dedication. Please continue your unwavering focus on growing our sport and delivering the best entertainment and marketing value in the motorsports industry.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of the Company described above has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company, nor is it a substitute for the tender offer materials that SFC and its subsidiary will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by SFC and its subsidiary, a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company, and a Schedule 13E-3 transaction statement will be filed by the Company and certain other persons, including SFC. The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE SCHEDULE 13E-3 TRANSACTION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the exchange agent for the tender offer which will be named in the tender offer statement. Copies of the Company’s filings with the SEC may be obtained free of charge at the “Investor Relations” section of the Company’s website at http://www.speedwaymotorsports.com or by directing a request to: Speedway Motorsports, Inc., 5555 Concord Parkway South Concord, North Carolina 28027, Attn: Investor Relations, (704) 455-3239.

Forward-Looking Statements

This communication contains forward-looking statements, including statements relating to the proposed acquisition of the Company by SFC and the expected benefits of the acquisition and other matters that are not historical facts. Statements in this communication that relate to future results and events are forward-looking statements based on the Company’s current plans and expectations and are subject to a number of risks and uncertainties that could cause such plans and expectations, including actual results, to differ materially from those described in these forward-looking statements. You should not place undue reliance on these statements. All statements other than statements of historical fact, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (b) the inability of SFC to complete the proposed tender offer and merger due to the failure to obtain the minimum percentage of the Company’s stockholders tendering their shares in the tender offer or the failure to satisfy other conditions to completion of the proposed tender offer and merger; (c) the failure of SFC to obtain the necessary financing arrangements as set forth in the debt commitment letter delivered pursuant to the merger agreement, or the failure of the proposed tender offer or merger to close for any other reason; (d) risks related to disruption of management’s attention from the Company’s ongoing business operations due to these transactions; (e) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the merger agreement; (f) the risk that the pendency of the proposed tender offer and merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the proposed tender offer and merger; (g) the effect of the announcement of the proposed tender offer and merger on the Company’s relationships with its customers, operating results and business generally; and (h) the amount of the costs, fees, expenses and charges related to the proposed transactions under the merger agreement. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, are discussed in the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, under the heading “Item 1A. Risk Factors,” and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed by the Company with the SEC. Inclusion of any information or statement in this communication does not necessarily imply that such information or statement is material. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication or otherwise, and such information included in this communication is based on information currently available and may not be reliable after this date.